DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/17/08
1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
2,392,788
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
2,392,788
10. SHARED DISPOSITIVE POWER
0
 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,392,788
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.51%
___________________________________________________________



The following constitutes Amendment # 1 to the 13d filed on 02/19/2008 by the reporting person. This amendment # 1 amends the schedule 13d as specifically set forth.

14. TYPE OF REPORTING PERSON
IA

ITEM 4. PURPOSE OF TRANSACTION
The filling group has asked the issuer to consider measures to eliminate the fund?s discount to net asset value including converting the fund into an open-end fund.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Annual report dated August 31, 2007 there were 11,122,822 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.
a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,392,788 shares of RYJ or 21.51% of the outstanding shares.
b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.
c) During the past 60 days the following shares of RYJ were purchased, unless previously reported (there were no sales):

trade date	# shares	Price ($)
2/15/08		4,461		16.05
2/20/08		2,821		16.23
2/21/08		5,800		16.12
2/22/08		5,100		15.78
2/26/08		5,600		16.44
2/27/08		6,400		16.42
2/28/08		6,400		16.38
3/03/08		10,000		15.74
3/05/08		6,600		15.90
3/07/08		300		15.34
3/10/08		10,000		15.13
3/11/08		7,300		15.20
3/13/08		200		15.07



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: 3/17/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP